SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)
                            -------------------------
                                  Peapod, Inc.
                            (Name of Subject Company)
                            -------------------------
                             Bean Acquisition Corp.
                           Ahold U.S.A. Holdings, Inc.
                      Koninklijke Ahold N.V. (Royal Ahold)
                            (Names of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
         (together with the associated Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    704718105
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/_/  issuer tender offer subject to Rule 13e-4.
/X/  going-private transaction subject to Rule 13e-3.
/X/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

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


     This Amendment No. 5 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001, as amended by Amendment No. 1 filed on August 1, 2001, Amendment No. 2 filed on August 7, 2001, Amendment No. 3 filed on August 16, 2001 and Amendment No. 4 filed on August 17, 2001 (as amended, the "Schedule TO"), relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 6, 8 and 11

Items 6, 8 and 11 are hereby amended and supplemented to include the following information:

     "The Offer expired, as scheduled, at midnight, New York City time, on Thursday, August 23, 2001. Based upon a preliminary count from the Depositary, as of 12:00 midnight, New York City time, August 23, 2001, approximately 12,581,632 Shares had been tendered pursuant to the Offer and not withdrawn (including 295,182 Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by Royal Ahold and its subsidiaries, represent approximately 82.60% of the Shares outstanding. The Purchaser has accepted such tendered Shares for prompt payment to the Depositary pursuant to the terms of the Offer. A copy of the joint press release, dated August 24, 2001, issued by Royal Ahold and Peapod announcing the completion of the Offer is attached hereto as Exhibit (a)(11) and is incorporated herein by reference."


Item 12.  Material to be Filed as Exhibits

          Item 12 is hereby amended and supplemented by adding thereto the following:

          Exhibit (a)(11)   Text of press release issued by Koninklijke Ahold
                            N.V. and Peapod, Inc. dated August 24, 2001 (filed herewith as Exhibit (a)(11)).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2001

                                        KONINKLIJKE AHOLD N.V.

                                        By: /s/ Robert G. Tobin
                                             Name: Robert G. Tobin
                                             Title: Vice President

                                        AHOLD U.S.A. HOLDINGS, INC.

                                        By /s/ Robert G. Tobin
                                             Name: Robert G. Tobin
                                             Title: Director

                                        BEAN ACQUISITION CORP.

                                        By: /s/ Robert G. Tobin
                                             Name: Robert G. Tobin
                                             Title: President

                                  EXHIBIT INDEX



          Exhibit (a)(11)   Text of press release issued by Koninklijke Ahold
                            N.V. and Peapod, Inc. dated August 24, 2001.